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                  Filed by Genzyme Corporation (Commission File No. 000-14680)
                         pursuant to Rule 425 under the Securities Act of 1933 Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)

[GENZYME LOGO]                                                   [GELTEX LOGO]

GENZYME CONTACTS:                                    GELTEX CONTACTS:
-----------------                                    ----------------
Sally Curley (investors)                             Mark Skaletsky
617-591-7140                                         781-434-3500
                                                     Paul Mellett
                                                     781-434-3484

Bo Piela (media)                                     Lisa Burns (investors)
617-252-7785                                         Justin Jackson (media)
                                                     Burns McClellan Inc.
                                                     212-213-0006

FOR IMMEDIATE RELEASE
September 11, 2000

                GENZYME GENERAL TO ACQUIRE GELTEX PHARMACEUTICALS
                  --------------------------------------------
     SEES RENAGEL(R) AS POTENTIAL BLOCKBUSTER AND IMPORTANT DRIVER OF GROWTH

         CAMBRIDGE and WALTHAM, Mass.--Genzyme General (Nasdaq: GENZ) and GelTex Pharmaceuticals Inc. (Nasdaq: GELX) today announced that they have entered into a definitive merger agreement under which Genzyme will acquire GelTex. The transaction is expected to close in the fourth quarter, pending regulatory and GelTex shareholder approval.

         With the acquisition, Genzyme General will obtain two patent-protected, marketed products--Renagel(R) (sevelamer hydrochloride) and WelChol(TM) (colesevelam hydrochloride)--along with a significant pipeline of promising products and a proven

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Genzyme General to Acquire GelTex Pharmaceuticals--2

and productive polymer technology platform. Renagel is a rapidly growing product used in the treatment of patients with end-stage renal disease undergoing dialysis. WelChol is a new cholesterol-lowering agent which will be launched this month by Sankyo-Parke Davis.

         Genzyme believes that the worldwide market opportunity for Renagel is far greater than originally anticipated, and believes that Renagel will transform clinical practice and outcomes. Genzyme expects that at least four fundamental factors will propel the product's exponential growth: rapidly increasing market share driven by mounting evidence about the role of calcium in cardiovascular disease among dialysis patients; appropriate adjustment of daily doses of Renagel by physicians to lower patient phosphorus levels into the normal range; substantial growth in the dialysis patient population; and the potential for Renagel to lower the overall cost of caring for dialysis patients.

         "We have concluded that Renagel has the potential to become a blockbuster product and that it will serve as an important driver of our future growth," said Henri A. Termeer, chairman and chief executive officer of Genzyme Corp. "We believe that Renagel represents the most important advance in the treatment of dialysis patients since the introduction of Epogen(R). We expect to soon begin a large clinical trial to study the product's ability to improve morbidity and mortality. Genzyme expects that the market potential for Renagel will surpass $500 million within five years and that it will reach $1 billion within the decade. We have developed a very close relationship

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Genzyme General to Acquire GelTex Pharmaceuticals--3

with the GelTex team through our successful partnership to bring Renagel to the market. We value them highly and look forward to a promising future together."

         Mark Skaletsky, president and chief executive officer of GelTex, said:
"Our merger with Genzyme will provide tremendous value to GelTex shareholders and employees. The combination of Genzyme's resources and global commercial infrastructure with GelTex's demonstrated ability to develop products, creates a very powerful company with an outstanding product pipeline. We are very proud of all that we have accomplished over the last eight years and look forward to joining with Genzyme to build a significant company that provides therapeutic products that improve human health."

TERMS OF THE AGREEMENT

         Under the terms of the agreement, GelTex shareholders will receive
0.7272 of a share of Genzyme General common stock or $47.50 in cash for each GelTex share owned, subject to proration to maintain the cash portion of the consideration at 50 percent, approximately $500 million. The merger consideration represents a 27 percent premium over GelTex's closing share price on September 8, 2000.

         The tax-free transaction has a total value of approximately $1 billion, based on GelTex's 21.4 million shares outstanding today and Genzyme General's closing share price of $65.3125 on September 8.

         The boards of directors of Genzyme Corp. and GelTex have approved the transaction, which is subject to clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. The transaction will require the approval of GelTex shareholders, and is subject to customary closing conditions.

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Genzyme General to Acquire GelTex Pharmaceuticals--4

         Genzyme General expects that the acquisition of GelTex may result in a one-time charge in the fourth quarter of 2000, related to the write-off of in-process research and development. The acquisition, which will be accounted for as a purchase transaction, is expected to be dilutive to Genzyme General's near-term earnings but is expected to become accretive to earnings in 2002 prior to depreciation and amortization of good will.

         GelTex employs approximately 110 people. Genzyme plans to retain GelTex's administrative offices and laboratories in Waltham, Massachusetts. In addition to its marketed products, its pipeline, and unique polymer technology, GelTex has assets that include approximately $119 million in cash, usable net operating loss tax carry forwards, important intellectual property protecting Renagel and their other products, and research facilities.

RENAGEL'S POTENTIAL FAR GREATER THAN INITIALLY ANTICIPATED

         Renagel's growth will be driven by four key factors: rapidly increasing market share from its establishment as a preferred first-line treatment, dose adjustment by nephrologists to lower phosphorus levels into the normal range, substantial growth in the number of dialysis patients worldwide, and Renagel's potential to lower the total cost of treating these patients.

         Specifically, Genzyme expects that the fundamental change in clinician perspectives toward calcium-based binders will rapidly drive the growth of new prescriptions for Renagel, which is the only calcium-free, aluminum-free phosphate binder on the market. Currently, the majority of all dialysis patients are still on a calcium-based phosphate binder.

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Genzyme General to Acquire GelTex Pharmaceuticals--5

         Within the last year, independent clinical evidence showing the relationship between elevated calcium intake and cardiovascular disease among dialysis patients has led to questions about the safety of calcium-based binders. Cardiovascular disease occurs at a markedly higher rate--and is the leading cause of death--in the dialysis population.

         In response to this new clinical evidence, thought leaders within the nephrology community have begun to change the way dialysis patients are managed. According to Dr. Geoffrey A. Block, lead author of the landmark 1998 study correlating poor phosphorus management with mortality in dialysis patients: "The changing mindset of nephrologists across this country is based on both research and personal clinical experience. Too many of our patients die from heart disease, and now we recognize that our treatment of patients is inadvertently contributing to the problem. Leading experts on dialysis are recommending much lower levels of calcium intake. Renagel is the only FDA approved product on the market that lowers phosphorus without adding calcium. Renagel is therefore becoming the standard of care and first-line therapy for every single patient on dialysis."

         To demonstrate Renagel's ability to slow cardiac calcification, Genzyme is currently conducting a three-year study comparing the product with standard calcium binders. One-year results will be available during the first half of 2001.

         This study is also designed to further study Renagel's ability to lower phosphorous into the normal range. Renagel has shown that it can safely lower serum phosphorous levels into the normal range--a historically difficult challenge for nephrologists. Many physicians have begun to increase the dosage level of Renagel in

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Genzyme General to Acquire GelTex Pharmaceuticals--6

their patients in order to achieve that goal. The launch of a new tablet formulation of Renagel this month will help nephrologists manage patients into the normal serum phosphorus range.

         Renagel's growth will also be driven by a substantial increase in the number of patients undergoing dialysis. Worldwide, approximately 1 million people are now on dialysis and the number is expected to reach 1.7 million by 2009, led by the increased incidence of diabetes, hypertension, and a growing elderly population. The current annual cost of Renagel therapy is approximately $1,000 per patient and is expected to double within the decade from a combination of prescription-driven dosage increases and compliance improvements. Based on market penetration estimates and the availability of reimbursement, Genzyme expects Renagel revenues to reach $500 million within five years and $1 billion in ten years.

         Another major driver of Renagel's growth will be its potential to improve patient morbidity and mortality. In a study to be published next month, Dr. Allan Collins of the University of Minnesota showed a significant improvement in morbidity and observed improved trends in mortality among Medicare patients treated with Renagel compared with patients treated with calcium binders. In this retrospective analysis of data from the U.S. Renal Data System, Collins found a statistically significant 50 percent reduction in hospitalization among Renagel patients compared to the calcium-treated patients. He also observed a 35 percent reduction in deaths among Renagel patients, although the small sample size studied did not allow Collins to confirm its statistical significance. Collins' data has been presented at the 1999 American Society for Nephrology meeting and the 2000 National Kidney Foundation meeting.

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Genzyme General to Acquire GelTex Pharmaceuticals--7

         Genzyme is currently designing--and plans to begin early next year--a large, prospective, randomized, clinical trial designed to confirm the impact of Renagel on patient morbidity and mortality.

         One of the more intriguing aspects of the Collins study was its analysis of patient Medicare payment histories. In this analysis, Collins found dramatic annual costs savings for patients treated with Renagel. These savings averaged more than $17,000 per patient annually based on decreased hospitalizations alone. Genzyme believes Renagel's ability to lower the overall cost of care for dialysis patients will play a critical role in the product's long-term growth.

         Finally, an additional and significant attribute of Renagel is that it has been shown in clinical studies to dramatically lower LDL cholesterol while increasing HDL cholesterol.

RENAGEL REVENUE GROWTH

         Renagel has generated average quarter-to-quarter revenue growth of 25 percent since its introduction. Renagel sales in 1999--the product's first full year on the market--were $19.5 million. For 2000, Renagel sales are expected to more than double, and Genzyme is now revising its revenue guidance upward, for the second time this year, to around $45 million. Renagel revenues are expected to double again in 2001 and--within five years--to exceed $500 million.

         Renagel is currently marketed in the United States, Europe, Canada, and Israel under a 50/50 joint venture between Genzyme and GelTex. The product is being developed and will be commercialized in Japan and other Pacific Rim countries by Chugai Pharmaceuticals and Kirin Pharmaceuticals under agreements with GelTex.

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Genzyme General to Acquire GelTex Pharmaceuticals--8

OTHER BENEFITS OF THE TRANSACTION

         In addition to Renagel, Genzyme's acquisition of GelTex will also give it access to WelChol, three products in clinical trials and three more product candidates potentially entering clinical trials next year.

         Genzyme will receive royalties from sales of WelChol, which is being launched by Sankyo-Parke Davis this month. A Phase 2 clinical trial of a second-generation version of WelChol will be completed this quarter and additional clinical trials are planned.

         GelTex also has a number of exciting products in its pipeline. Its leading product in development is a toxin binder known as GT160-246 for CLOSTRIDIUM DIFFICILE (C. DIFFICILE), which is a major cause of antibiotic associated colitis, a condition common in hospitals and nursing homes. C. DIFFICILE affects over 500,000 patients per year, resulting in prolonged hospital stays and increased costs, and is the cause of an estimated 5,000 deaths annually. A Phase 1 trial of GT160-246 in normal volunteers was completed in August, and a Phase 2 clinical trial of the product is expected to begin later this year.

         In addition, GelTex has made significant progress in its research efforts toward discovery of a new class of fat-absorption inhibitors. GelTex has identified a family of polymers that inhibit pancreatic lipase, the key enzyme involved in fat digestion in the intestine. In pre-clinical studies, these compounds have shown they can inhibit lipase with a potency in the range of that of known inhibitors. They have also show that they can significantly inhibit fat absorption. GelTex has also identified polymers that bind fat and prevent the oily stool associated with lipase inhibition. Since these compounds are

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Genzyme General to Acquire GelTex Pharmaceuticals--9

high-molecular-weight polymers, they are unlikely to be absorbed into the blood stream. Such compounds could potentially inhibit fat absorption without causing oily stool side effects associated with current therapy.

         GelTex's robust polymer technology platform has produced two approved products and several promising product candidates within a short six-year timespan. Genzyme expects that this technology will be a consistent and productive source of product candidates to feed its therapeutics pipeline. Polymer technology has wide ranging applications, and polymer-based products enjoy a relatively quick development pathway and have proven to be very safe. GelTex's scientists are widely respected in the industry, and the company's two most senior scientists recently received an award from the American Chemical Society for their innovative application of polymer technology to the development of therapeutic agents.

         Genzyme General develops and markets therapeutic products and diagnostic products and services. Genzyme General has three therapeutic products on the market and a strong pipeline of products in development focused on the treatment of genetic disorders. Genzyme General is a division of the biotechnology company Genzyme Corporation.

         GelTex develops and markets non-absorbed polymer drugs that bind and eliminate targeted substances within the gastrointestinal tract. In addition, GelTex is developing small-molecule pharmaceuticals consisting of novel polyamine analogues and metal chelators.

          This press release contains forward-looking statements, including statements about the consummation and anticipated timing of the merger, the potential market opportunity for Renagel, the expected drivers of growth for the market opportunity, the

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Genzyme General to Acquire GelTex Pharmaceuticals--10

anticipated impact of Renagel on Genzyme's future growth, the potential short and long-term revenues from Renagel, the expected benefits of the merger, the value of the merger consideration, the tax-free nature of the transaction, the anticipated impact of the acquisition on Genzyme's earnings, cash-earnings-per-share, and development programs, Genzyme's plans concerning the operation of GelTex's business after the merger, estimates concerning the current and future dialysis patient population, the anticipated impact of Renagel on patient morbidity and mortality, the cost of care for patients, plans to launch a new tablet formulation of Renagel, the anticipated benefits of the tablet formulation, plans to announce trial data, plans to initiate clinical trials of Renagel, GT 160-246, and other product candidates, estimates concerning the C. Difficile Colitis patient population, expectations concerning GelTex's product candidates and polymer technology platform. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the receipt of regulatory and other approvals of the transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, increasing market acceptance of Renagel, increasing doses of Renagel, market acceptance of Renagel tablets, the competitive environment for the dialysis market, the results of clinical trials, the efficacy and safety of products, enrollment rates for clinical trials, the content and timing of submissions to and decisions by regulatory authorities, the availability of reimbursement from third-party payers, the ability to manufacture sufficient quantities of product for development and commercialization activities, the accuracy of the companies' information about the dialysis and the C. Difficile Colitis patient populations and the market for Renagel, the accuracy of the companies' expectations about growth in the dialysis patient population, the ability of Genzyme to successfully commercialize products and the risks and uncertainties described in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation
Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as amended. GENZ stock is a series of common stock of Genzyme Corporation. Therefore, holders of GENZ stock are subject to the risks and uncertainties described in the aforementioned reports.

         This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

         GelTex, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning GelTex's directors and executive officers can be found in the documents filed by GelTex with the SEC. Certain directors and executive officers of GelTex may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following

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Genzyme General to Acquire GelTex Pharmaceuticals--11

the merger. In addition, directors and officers, after the merger, will be indemnified by Genzyme, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of GelTex prior to the merger. Additional information regarding the participants in the solicitation will be contained in the proxy statement/prospectus.

                                     # # #

There will be a conference call beginning at 9:00 a.m. EDT today to discuss this morning's news announcement regarding Genzyme General's (Nasdaq: GENZ) proposed acquisition of GelTex Pharmaceuticals, Inc. (Nasdaq: GELX).

If you would like to participate in this call, please dial 212-346-0257 beginning at 8:45 a.m. EDT. A replay of this call will be available from 12:30 p.m. EDT on September 11 through 12:00 p.m. midnight on September 18 by calling 800-633-8284 in the U.S., or 619-812-6440 outside the U.S., reference confirmation #16318162.

A replay of this call will also be broadcast over the internet at 1:00 p.m. EDT today on Genzyme's Web site: www.genzyme.com. The replay of the call will be available through midnight EDT September 25.

Genzyme's releases are available on the World Wide Web at http://www.genzyme.com. They are also available from Genzyme's fax-on-demand service at 1-800-436-1443 within the United States or 1-201-521-1080 outside the United States.

GelTex's press releases are available at http://www.geltex.com



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